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SEC USE ONLY

DOCUMENT SEQUENCE NO.

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER *(Please type or print)*		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
HHM TRUST		61-6570413	811-23374

1 (d) ADDRESS OF ISSUER	STREET		CITY	STATE	ZIP CODE
10 N Independence Mall, FEDERAL RESERVE BANK of Philadelphia			Philadelphia	PA	19106

WORK LOCATION

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET		CITY	STATE	ZIP CODE
LISA MICHELLE PARKER	ACCREDITED INVESTOR	P O BOX 27059	W Philadelphia	Pittsburgh	PA	15235

(e) TELEPHONE NO. AREA CODE NUMBER

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	SEC USE ONLY Broker-Dealer File Number	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	(c) Number of Shares or Other Units To Be Sold *(See instr. 3(c))*	(d) Aggregate Market Value *(See instr. 3(d))*	(e) Number of Shares or Other Units Outstanding *(See instr. 3(e))*	(f) Approximate Date of Sale *(See instr. 3(f))* (MO. DAY YR.)	(g) Name of Each Securities Exchange *(See instr. 3(g))*
Derivative Case Reference #		Department of the Treasury Office of Exec Sec 1500 Pennsylvania Avenue, NW. Rm 3413 Washington D.C. 20220	14	$498,875.	0	04/09/2019	N/A
9382906836							

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

INSTRUCTIONS:
1. (a) Name of issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (c) Such person's address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired *(If gift, also give date donor acquired)*	Amount of Securities Acquired	Date of Payment	Nature of Payment
DEBT	04/09/2019	Presentment created by the Internal Revenue Service evidenced by the Account Reference # 9382906536 which evidence of Debt is factual: hence, Tacit Acceptance has been established, Debt security # 9382906536 acquired by said company and transferred to LISA MICHELLE PARKER WHICH accord and satisfaction has been initiated; hence, said security has now been transferred and payable to the United States Treasury by way of the Department of Treasury, Internal Revenue Service.	Department of Treasury Internal Revenue Service ACS Support P O Box 8208 Philadelphia, PA 19101-8208	14	04/09/2019	Transfer of Payment of ADR N0. 140034-1969/ 16565510 12 USC 95(a)2

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Title of Securities Sold	Name and Address of Seller	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

04/09/2019
_____
DATE OF NOTICE

_____
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,
IF RELYING ON RULE 10B5-1

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

/s/ Lisa Michelle Parker
_____
(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)